July 15, 2016

VIA EDGAR

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Spectranetics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 000-19711

Dear Mr. Kuhar:
The Spectranetics Corporation (the “Company”) is providing the following information in response to your letter dated July 1, 2016 containing a comment of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above referenced filing. Listed below is our response to the Staff’s comment.
Note 2 - Business Combinations, page F-16

1.
We note that you consummated the Stellarex acquisition on January 27, 2015 but to date you have not filed audited financial statements of the acquired business or pro forma information relating to the acquisition. Please provide us with your calculations of the significance tests outlined in Rule 1-02(w) of Regulation S-X that you used in applying the requirements of Rule 3-05 and Article 11 of Regulation S-X.

The Company’s Response:
As disclosed in our Current Report on Form 8-K filed on January 27, 2015 (the ”January 2015 Form 8-K”), on January 27, 2015, The Spectranetics Corporation (“we” or “the Company”) acquired certain assets related to the Stellarex over-the-wire percutaneous transluminal angioplasty balloon catheter with a drug (paclitaxel) coated balloon (“DCB Assets”) , pursuant to an Asset Purchase Agreement, dated as of October 31, 2014 (“Stellarex Purchase Agreement”) with Covidien LP (“Stellarex Acquisition”). Importantly, the Stellarex Acquisition was an acquisition of assets and not the acquisition of a business.

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The Spectranetics Corporation - 9965 Federal Drive - Colorado Springs, CO 80921

Accordingly, no audited financial statements or pro forma information relating to the acquisition was required to be filed, and the significance tests outlined in Rule 1-02(w) are inapposite to that transaction.
The DCB Assets included, among other things, the intellectual property, machinery and equipment, and inventories used in connection with the Stellarex catheter. The DCB Assets were in an investigatory phase and there had been no revenue-producing activity prior to the time of the Stellarex Acquisition. Although, as disclosed in the January 2015 Form 8-K, the product had received CE mark for sale in Europe in December 2014 while it was still owned by Covidien, it remained in an investigative stage for purposes of our being able to commercialize the product in the United States.
Rule 3-05 of Regulation S-X (“Rule 3-05”) and Items 2.01 and 9.01 of Form 8-K require audited financial statements to be filed for a significant business that has been acquired. In deciding whether the provisions of Rule 3-05 apply, the Company must first determine, in accordance with guidance set forth in Rule 11-01 of Regulation S-X (“Rule 11-01”), whether the DCB Assets are a “business” rather than just a collection of assets.
The Company considered the definition of a “business” as contemplated by Article 11 of Regulation S-X. In particular, Rule 11-01(d) states that a “business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” More specifically, Rule 11-01(d)(1) considers “whether the nature of the revenue producing activity of the component will remain generally the same as before the transaction.” Because the DCB Assets were in an investigatory phase, were in the process of obtaining regulatory approvals, and there had not been any historical revenue-producing activities prior to the time of the Stellarex Acquisition, the Company determined that the DCB Assets’ operations post-acquisition and post-regulatory approval in the U.S. would be materially different than when the DCB Assets were held by Covidien. Significantly, the DCB Assets had not generated any revenues prior to the Stellarex Acquisition and had not even begun to be marketed or commercialized with an eye toward revenue generation, and therefore by definition “the nature of the revenue producing activity” of the DCB Assets was not the same after our acquisition of them as when those assets were held by Covidien.
Rule 11-01(d)(2) also considers whether certain attributes remain with the component after the transaction such as the physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques or trade names. Generally, with respect to the DCB Assets, these attributes - including a market distribution system, sales force, customer base and operating rights - did not remain with the assets transferred from Covidien to the Company (in many cases, they simply did not exist due to the investigatory phase of the assets), although a few attributes, including one of two physical facilities, certain employees and a trade name, did apply to the assets transferred to the Company as part of the Stellarex Acquisition. Having analyzed these various considerations, the Company concluded that the historical operations, consisting entirely of research and development expense, were not indicative or material to an understanding of future commercial operations. As a result, the historical financial information for the DCB Assets prior to the acquisition was not indicative of how the DCB Assets would be operated post-acquisition by the Company and would be of no comparative value in understanding the future operations of the DCB Assets.
The Company therefore concluded the DCB Assets did not constitute the acquisition of a “business” as defined under Rule 11-01(d) of Regulation S-X for which historical audited financial statements would be required pursuant to Rule 3-05 (if the significance tests in Rule 1-02(w) were met). As a result, pre-acquisition audited financial statements for the DCB Assets were not required by Rule 3-05.

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The Spectranetics Corporation - 9965 Federal Drive - Colorado Springs, CO 80921

Although the applicable rules of the Securities and Exchange Commission did not require the Company to provide any financial information about the DCB Assets, in the interest of providing our investors with as much relevant information about the Stellarex Acquisition as we could, the Company voluntarily chose to disclose all acquisition-related financial information that was available. In the January 2015 Form 8-K, the Company provided to investors the following historical expense information related to the DCB Assets:
With respect to the DCB Assets, for the fiscal year ended September 27, 2013 and the nine months ended June 27, 2014, there was no revenue related to the DCB Assets; pro forma R&D expense was $13,300,000 and $25,700,000, respectively; pro forma SG&A expense was $200,000 and $2,400,000, respectively; and pro forma operating income (loss) was $(13,500,000) and $(28,100,000), respectively. As of September 27, 2013 and June 27, 2014, pro forma total net assets related to the DCB Assets was $800,000 (consisting entirely of fixed assets, net) and $2,300,000 (consisting of $300,000 in raw materials inventory and $2,000,000 of fixed assets, net), respectively.
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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at (719) 447-2390.
Sincerely,
/s/ Stacy P. McMahan
Stacy P. McMahan
Chief Financial Officer

Cc:	Kimberley S. Drexler, Cravath, Swaine & Moore LLP
Minh Van Ngo, Cravath, Swaine & Moore LLP
Barry Amman, KPMG LLP
Brian Schilb, KPMG LLP

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The Spectranetics Corporation - 9965 Federal Drive - Colorado Springs, CO 80921